Exhibit 99.2

Exhibit 99.2 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold Form of Proxy Annual General Meeting to be held on June 5, 2025 This Form of Proxy is solicited by and on behalf of Management of Granite Real Estate Investment Trust (Granite REIT) Notes to proxy 1. Every holder (each, a Unitholder) of units of Granite REIT has the right to appoint some other person of their choice, who need not be a Unitholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the Unitholder. 5. The securities represented by this proxy will be voted as directed by the Unitholder. However, if such a direction is not made in respect of any matter, this proxy will be voted by the designated Management Appointees: FOR the Election of Trustees of Granite REIT; FOR the Re-appointment of the Auditor of Granite REIT; and FOR the Non-binding Advisory Resolution on Executive Compensation; each as set out in the Circular. 6. The securities represented by this proxy will be voted in favour or withheld from voting each of the matters described herein, as applicable, in accordance with the instructions of the Unitholder, on any ballot that may be called for and, if the Unitholder has specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly. 7. This proxy confers discretionary authority on the proxyholder to vote as the proxyholder sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Fold Proxies submitted must be received by 10:00 am, (Toronto time), on June 3, 2025. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Internet Go to the following website: www.investorvote.com " Smartphone? Scan the QR codeto vote now. To Receive DocumentsElectronically You can enroll to receive future securityholder communications electronically by visitingwww.investorcentre.com. To Virtually Attendthe Meetings You can attend the Meetings virtually by visiting the URL provided on the back of this document. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a Unitholder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 022FTC

Appointment of Proxyholder The undersigned Unitholder hereby appoints Kevan Gorrie, or failing this person, Teresa Neto (the Management Appointees) OR Print the name of the person you are appointing if this person is someone other than the Management Appointees listed herein. Note: If completing the appointment box above and your appointee intends on attending online YOU MUST go to http://www.computershare.com/GraniteREIT and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting. as proxyholder of the undersigned, with full power of substitution, to attend at, and to act and vote on behalf of the undersigned in respect of all matters that may come before the Annual General Meeting to be held online at https://meetnow.global/MWDGPMW on June 5, 2025 at 10:00 am (Toronto time) and at any adjournment or postponement thereof. Capitalized terms used and not otherwise defined herein shall have the meaning attributed to such terms in the management information circular dated April 10, 2025 (the Circular). VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Trustees of Granite REIT for withhold 01. Peter Aghar 02. Robert D. Brouwer 03. Remco Daal 04. Kevan Gorrie 05. Fern Grodner 06. Kelly Marshall 07. Al Mawani 08. Sheila A. Murray 09. Emily Pang 10. Jennifer Warren fold 2. Re-appointment of the Auditor of Granite REIT Vote FOR or WITHHOLD from voting for the re-appointment of Deloitte LLP, as auditor of Granite REIT 3. Non-binding Advisory Resolution on Executive Compensation Vote on the non-binding advisory resolution on Granites approach to executive compensation as set out in the Circular. Fold Authorized Signature(s) This section must be completed for your instructions to be executed. Signature(s) Date I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. Signing Capacity Interim Financial Statements Mark this box if you would like to receive interim financial statements and accompanying Managements Discussion and Analysis by mail. Annual Report Mark this box if you would like to receive the Annual Report and accompanying Managements Discussion and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. MDTQ 378956 AR1 022FuA